EXHIBIT 99.1

TiGenix: Transparency Information

PRESS RELEASE
REGULATED INFORMATION

Transparency Information

Leuven (Belgium) - July 2, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG) publishes information in accordance with articles 15 and 18 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions (the Law) and the Royal Decree of February 14, 2008 regarding the publication of major holdings.

Following the issuance of 11,905,171 new shares on July 2, 2018 resulting from the exercise of 11,905,171 warrants of TiGenix NV, the transparency data have changed as follows (status on July 2, 2018):

·         Information to be published in accordance with Article 15, §1, al. 1 of the Law

Total of the registered capital:	EUR 30,882,907.70
Total number of securities conferring voting rights:	307,973,027
Total number of voting rights (denominator):	307,973,027

·         Information to be published in accordance with Article 15, §1, al. 2 of the Law

Total number of rights (materialized or not in financial instruments) to subscribe for yet unissued financial instruments that are treated as securities conferring voting rights: 585,443 granted and outstanding warrants which, in case they are all exercised, give rise to a total number of 585,443 voting rights.

TiGenix NV has not issued any other rights to subscribe to securities conferring voting rights or any securities without voting rights.

·         Information to be published in accordance with Article 18, §1 of the Law

Each physical or legal person acquiring or transferring TiGenix NV's shares is required to notify the Belgian Financial Services and Markets Authority (FSMA) and TiGenix NV each time their shareholding crosses a threshold of three percent (3%) of the total number of voting securities (the denominator) (upwards or downwards). Such notification is also required when the threshold of five percent (5%) or a multiple of five percent (5%) is crossed.

Complete information regarding this requirement can be found in Article 14 of the articles of association of TiGenix NV.

Notifications must be submitted to both the FSMA and TiGenix NV.

To the FSMA:

  by e-mail: trp.fin@fsma.be, and
  a signed copy (for reasons of legal certainty) by fax: +32 2 220 59 12

A copy of the notification must also be sent to TiGenix NV for the attention of Claudia Jiménez, Senior Director Investor Relations and Communications:

  by e-mail: investor@tigenix.com, and
  a signed copy (for reasons of legal certainty) by fax: +32 16 39 79 70

For submitting the notifications, the FSMA recommends to use its standard form TR-1BE that is available on the FSMA website (https://www.fsma.be/en/node/7121) or can be requested by e-mail with TiGenix NV: investor@tigenix.com.

Detailed information regarding the transparency legislation can be found on the website of the FSMA.

For more information

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.